UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 27, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

First Quarter 2023 Earnings Release 27 April, 2023 ASE Technology Holding

Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20 - F filed on April 10, 2023 . 2

Consolidated Statements of Income

Quarterly Comparison

(Unaudited)

(NT$ million)	Q1 / 2023	%	Q4 / 2022	%	Q1/ 2022	%	QoQ	YoY
Net Revenues:								
ATM	72,524	55.4%	92,742	52.3%	82,355	57.0%	-22%	-12%
EMS	57,731	44.1%	83,931	47.3%	61,163	42.4%	-31%	-6%
Others	636	0.5%	744	0.4%	873	0.6%	-15%	-27%
Total Net Revenues	130,891	100.0%	177,417	100.0%	144,391	100.0%	-26%	-9%
Gross Profit	19,339	14.8%	34,099	19.2%	28,471	19.7%	-43%	-32%
Operating Income (Loss)	7,695	5.9%	19,774	11.1%	16,113	11.2%	-61%	-52%
Pretax Income (Loss)	7,870	6.0%	20,212	11.4%	16,663	11.5%	-61%	-53%
Income Tax Benefit (Expense)	(1,777)	-1.4%	(3,596)	-2.0%	(3,278)	-2.3%		
Non-controlling Interests	(276)	-0.2%	(886)	-0.5%	(478)	-0.3%		
Net Income Attributable to Shareholders of the Parent	5,817	4.4%	15,730	8.9%	12,907	8.9%	-63%	-55%
Basic EPS(NT$)	1.36		3.77		3.01		-64%	-55%
Diluted EPS(NT$)	1.30		3.57		2.92		-64%	-56%

Additional Commentary From Management[1&2]:

Gross Profit excl. PPA expenses	20,256	15.5%	35,017	19.7%	29,391	20.4%	-42%	-31%
Operating Income excl. PPA expenses	8,874	6.8%	20,954	11.8%	17,295	12.0%	-58%	-49%
Net income attributable to shareholders of the parent excl. PPA expenses	6,980	5.3%	16,894	9.5%	14,070	9.7%	-59%	-50%
Basic EPS(NT$) excl. PPA expenses	1.63		4.05		3.28		-60%	-50%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in 1Q23, 4Q22, and 1Q22.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.04bn in 1Q23, 4Q22, and 1Q22.

3

Consolidated Operations (Unaudited) 4 82,355 93,355 97,137 92,742 72,524 61,163 66,213 90,660 83,931 57,731 873 871 829 744 636 19.7% 21.4% 20.1% 19.2% 14.8% 11.2% 12.8% 12.6% 11.1% 5.9% 0% 10% 20% 30% 40% 0 50,000 100,000 150,000 200,000 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin

ATM Statements of Income Quarterly Comparison (Unaudited) 5 (NT$ million) Q1 / 2023 % Q4 / 2022 % Q1 / 2022 % QoQ YoY Net Revenues: Packaging 60,770 82.9% 78,119 82.8% 69,921 83.2% -22% -13% Testing 11,407 15.6% 14,676 15.6% 12,583 15.0% -22% -9% Direct Material 1,106 1.5% 1,486 1.6% 1,479 1.8% -26% -25% Others 36 0.0% 41 0.0% 42 0.0% -12% -14% Total Net Revenues 73,319 100.0% 94,322 100.0% 84,025 100.0% -22% -13% Gross Profit 14,749 20.1% 26,193 27.8% 23,101 27.5% -44% -36% Operating Income (Loss) 6,409 8.7% 15,778 16.7% 14,012 16.7% -59% -54% Additional Commentary From Management 1 : Gross Profit excl. PPA expenses 15,624 21.3% 27,069 28.7% 23,979 28.5% -42% -35% Operating Income excl. PPA expenses 7,534 10.3% 16,904 17.9% 15,140 18.0% -55% -50% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transacti on, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses e xcluded are related to depreciation, amortization and other expenses $ 1.13bn in 1Q23, 4Q22, and 1Q22 .

ATM Operations (Unaudited) 6 23,101 27,768 28,832 26,193 14,749 84,025 94,998 98,831 94,322 73,319 27.5% 29.2% 29.2% 27.8% 20.1% 0% 10% 20% 30% 40% 50% 0 20,000 40,000 60,000 80,000 100,000 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 NT$ million Gross Profit Gross Margin Revenue

ATM Revenue by Application (Unaudited) 7 52% 52% 53% 53% 50% 16% 16% 16% 16% 17% 32% 32% 31% 31% 33% 0% 20% 40% 60% 80% 100% Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Communication Computing Automotive, Consumer & Others

ATM Revenue by Type (Unaudited) 8 43% 43% 42% 43% 41% 34% 35% 34% 33% 34% 6% 6% 7% 7% 8% 15% 15% 15% 15% 16% 2% 1% 2% 2% 1% 0% 20% 40% 60% 80% 100% Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Material Testing Others Wirebonding Bump/FC/WLP/ SiP

EMS Operations Quarterly Revenue by Application (unaudited) 9 (NT$ million) Q1 / 2023 % Q4 / 2022 % Q1 / 2022 % QoQ YoY EMS Net Revenues 57,733 100.0% 83,933 100.0% 61,166 100.0% -31% -6% Gross Profit 4,567 7.9% 7,803 9.3% 5,380 8.8% -41% -15% Operating Income (Loss) 1,325 2.3% 3,959 4.7% 2,200 3.6% -67% -40% 40% 35% 37% 38% 35% 10% 13% 9% 9% 8% 29% 28% 36% 34% 29% 13% 15% 11% 12% 17% 6% 8% 6% 6% 9% 2% 1% 1% 1% 2% 0% 20% 40% 60% 80% 100% Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Communication Computing Consumer Industrial Automotive Others

Key Balance Sheet Items & Indices (Unaudited) 10 (NT$ million) Mar. 31, 2023 Dec. 31, 2022 Cash and cash equivalent $62,056 $58,040 Financial assets - current 6,317 7,560 Financial assets - non current & investments - equity method 24,352 22,909 Property, plant & equipment 266,005 268,235 Total assets 675,440 707,068 Short-term loans 45,158 46,731 Current portion of bonds payable 7,298 4,999 Current portion of long-term loans 4,701 5,042 Bonds payable 38,837 42,851 Long-term loans & long-term bills payable 86,752 94,948 Total interest bearing debts 190,300 202,279 Total liabilities 385,714 387,143 Total equity (Including non-controlling interest) 289,726 319,925 Quarterly EBITDA 23,765 35,855 Current ratio 1.16 1.35 Net debt to equity ratio 0.42 0.43

Equipment Capital Expenditures vs. EBITDA (Unaudited) 11 443 515 400 339 231 1,100 1,203 1,283 1,141 781 0 200 400 600 800 1,000 1,200 1,400 Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 US$ million Capex EBITDA

Second Quarter 2023 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2023 to be as follows:  In NT dollar terms, our ATM 2nd quarter 2023 revenues and gross margin should be similar with the revenues and gross margin of the 1st quarter 2023;  In NT dollar terms, our EMS 2nd quarter 2023 revenues should increase mid - single digit percentage - wise quarter - over - quarter;  Our EMS 2nd quarter 2023 operating margin should improve by 0.5 percentage points versus the 1st quarter 2023 . 12 *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information p rovided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition and results of oper ati ons are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances between our expected and actual result s.

Thank you

Appendix 1

Consolidated Statements of Comprehensive Income

(Unaudited)

(NT$ thousand)	Q1/2022	Q2/2022	Q3/2022	Q4/2022	FY/2022	Q1/2023
Revenues	144,390,827	160,439,019	188,625,557	177,417,239	670,872,642	130,891,073
COGS	115,919,599	126,051,460	150,653,584	143,317,989	535,942,632	111,551,750
PPA under COGS	920,316	918,661	916,426	917,737	3,673,140	917,384
Gross profit	28,471,228	34,387,559	37,971,973	34,099,250	134,930,010	19,339,323
Gross profit excl. PPA	29,391,544	35,306,220	38,888,399	35,016,987	138,603,150	20,256,707
OPEX	12,358,395	13,782,006	14,289,270	14,324,758	54,754,429	11,643,749
PPA under OPEX	261,477	261,428	261,109	261,723	1,045,737	261,948
Operating income	16,112,833	20,605,553	23,682,703	19,774,492	80,175,581	7,695,574
Operating income excl. PPA	17,294,626	21,785,642	24,860,238	20,953,952	84,894,458	8,874,906
Non Op gain/(loss)	549,787	529,795	(67,443)	437,990	1,450,129	174,771
PPA under Non Op gain/ (loss)	3,637	20,922	7,038	6,268	37,865	6,270
Non Op gain/ (loss) excl. PPA	553,424	550,717	(60,405)	444,258	1,487,994	181,041
Pretax income	16,662,621	21,135,348	23,615,261	20,212,482	81,625,712	7,870,345
PPA under Pretax income	1,185,430	1,201,011	1,184,573	1,185,728	4,756,742	1,185,602
Pretax income excl. PPA	17,848,051	22,336,359	24,799,834	21,398,210	86,382,454	9,055,947
Tax expenses	3,277,505	4,478,602	5,046,341	3,596,127	16,398,575	1,777,556
PPA under Tax expense	(13,081)	(16,957)	(12,653)	(13,164)	(55,855)	(13,652)
Tax expense excl. PPA	3,290,586	4,495,559	5,058,994	3,609,291	16,454,430	1,791,208
Non-controlling interests	477,834	668,595	1,104,295	885,919	3,136,643	275,624
PPA under Non-controlling interests	9,074	10,913	8,619	9,015	37,621	9,332
Non-controlling interests excl. PPA	486,908	679,508	1,112,914	894,934	3,174,264	284,956
Net income attributable to shareholders of the parent	12,907,282	15,988,151	17,464,625	15,730,436	62,090,494	5,817,165
PPA expenses under Net income attributable to shareholders of the parent	1,163,275	1,173,141	1,163,301	1,163,549	4,663,266	1,162,618
Net income attributable to shareholders of the parent excl. PPA	14,070,557	17,161,292	18,627,926	16,893,985	66,753,760	6,979,783
Total PPA expenses	1,172,349	1,184,054	1,171,920	1,172,564	4,700,887	1,171,950
Basic EPS (NT$)	3.01	3.69	4.03	3.77	14.53	1.36
Basic EPS (NT$) excl. PPA	3.28	3.97	4.30	4.05	15.62	1.63
Diluted EPS (NT$)	2.92	3.61	3.92	3.57	13.94	1.30
Diluted EPS (NT$) excl. PPA	3.19	3.88	4.18	3.84	15.02	1.57

14